Western Investment LLC

Macquarie Global Infrastructure Total Return Fund Inc.

Investor Presentation

Western Investment LLC

Ethical Activism

- Western Investment is an investor specializing in investing in closed-end funds and has proven over many years to be ethical activist investors for all stockholders. Attached is a list of 36 completed activism situations since 2004.

- All completed activism situations resulted in significant pro-stockholder action by the issuer. In every situation, the same result was available to all stockholders. **Every situation Western Investment has settled has benefitted all stockholders equally -- the opportunity to sell shares at a lower discount.**

- We are proud of our public record, and proud of the role we have played in creating value for stockholders.

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Western Investment LLC: Summary of Completed Closed-end Fund Activism Situations

Ticker	Name	Date of Initial Activism Filing	Activism Result
BPS	Blackrock Pennsylvania Strategic Municipal Trust	+	Raised dividend, June 2005
BSD	The Blackrock Strategic Municipal Trust	+	Raised dividend, June 2005
DHG	DWS Dreman Value Income Edge Fund	1/8/2010	25% tender and enhanced shareholder buyback program, October 2010
DRP	DWS RREEF World Real Estate Fund	2/26/2010	Open ended, February 2011.
FVD	First Trust Value Line® Dividend Index Fund	12/12/2005	Converted to an ETF at NAV, December 2006
GCS	DWS Enhanced Commodity Strategy Fund	6/6/2008	Open ended, August 2010
GGT	Gabelli Global Multimedia Trust	1/25/2010	Won board seat, Jun 2010. Increased dividend, Apr 2010, and buyback, Aug 2010
HQL	H&Q Life Sciences Investors	1/4/2011	Tender for 35% of shares at 98% of NAV, May 2011
HTD	John Hancock Tax Advantaged Dividend Fund	1/31/2008	Raised dividend, August 2008
LBF	DWS Global High Income Fund	5/20/2010	25% tender and enhanced shareholder buyback program, Oct 2010
MZF	MBIA/Claymore Managed Dur Inv Grade Muni Fd	8/27/2008	Tender 15% of Shares at 98% of NAV, Mar 2010, Ongoing Tenders if > 5% Discount
NBO	Neuberger Berman NY Intermediate Muni Fd	4/14/2009	Tender 10% of Shares at 98% of NAV, May 2009, Ongoing Tenders if > 10% Discount
NBW	Neuberger Berman Cal Intermediate Muni Fd	1/22/2009	Tender 10% of Shares at 98% of NAV, May 2009, Ongoing Tenders if > 10% Discount
NDD	Neuberger Berman Dividend Advantage Trust	12/29/2008	Liquidation, October 2009
NFL	Nuveen Insured Florida Premium Inc Muni Fd	9/11/2009	Merged into NIO, October 2009
NHS	Neuberger Berman High Yield Strategies Fund	4/15/2009	Tender 10% of Shares at 98% of NAV, May 2009, Ongoing Tenders if > 10% Discount
NOX	Neuberger Berman Income Opportunity Fund	3/2/2009	Tender 10% of Shares at 98% of NAV, May 2009, Ongoing Tenders if > 10% Discount
NQF	Nuveen Florida Investment Quality Muni Fd	7/27/2009	Merged into NPM, October 2009
NRI	Neuberger Berman Realty Income Fund	9/20/2006	Raised dividend, April 2007
NRL	Neuberger Berman Real Estate Income Fund	3/21/2005	Tender for all shares at 99% NAV, September 2007
NRO	Neuberger Berman Real Estate Securities Inc Fd	2/20/2007	Tender 10% of Shares at 98% of NAV, May 2009, Ongoing Tenders if > 10% Discount
NUF	Nuveen Florida Quality Income Municipal Fund	3/30/2009	Merged into NPM, October 2009
NWF	Nuveen Insured Florida Tax-Free Advantage Muni Fd	9/22/2009	Merged into NEA, October 2009
PBF	Pioneer Municipal and Equity Income Trust	1/26/2007	Open ended, October 2008
PPM	Investment Grade Municipal Income Fund	10/9/2008	Liquidation, May 2010
RIT	LMP Real Estate Income Fund	9/16/2005	Raised dividend, February 2007
RTU	Cohen & Steers REIT & Utility Fund	12/21/2007	Raised dividend, June 2008, + 10% buyback. Merged into UTF, March 2010.
SBF	Salomon Brothers Fund	7/22/2005	Open ended, July 2006
SCD	LMP Capital and Income Fund	12/17/2010	Tender for 30% of shares at 98% of NAV, Jun 2011, Ongoing tenders if > 5% Discount
SEL	Seligman Select Municipal Fund	+	Open ended, March 2009
SLS	RiverSource Lasalle International Real Estate Fd	7/2/2010	Open ended, April 2011
TY	Tri-Continental Corporation	1/6/2006	In-kind and Regular Tenders at 99.25% of NAV, December 2008
TYW	TS&W/Claymore Tax-Advantaged Balanced Fund	2/18/2010	Open ended at NAV, Jan 2012
UTF	Cohen & Steers Infrastructure Fund	11/26/2007	Raised dividend, June 2008 + 10% buyback
ZF	Zweig Fund	4/16/2004	Raised dividend, September 2004
ZTR	Zweig Total Return Fund	4/6/2004	Raised dividend, September 2004

+ Private communication, no filing.

Western Investment LLC

- Western Investment and the other participants own approximately 9.9% of the outstanding shares of the Fund.

- **We are the Fund's largest stockholder.**

- We are seeking to elect a wholly <u>independent</u> director.

- Our interests are aligned with <u>**ALL**</u> stockholders.

Our Objectives

- Put stockholder representation on the Board and replace the conflicted, compromised and ineffectual incumbents.

- **Help stockholders achieve fair value through corporate democracy -- eliminate undemocratic corporate governance provisions such as majority voting and classified boards.**

- Obtain better management to work for improved performance.

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Independent Stockholder Representation is Required

- We believe the Board has not, and cannot, properly and effectively serve the Fund's stockholders.

  – The Board has failed to adequately address the deep discount to NAV at which the Fund trades.

  – The Board has been unresponsive to the best interests of stockholders.

    - Continues to reward the Fund's investment manager for sub-par performance.

    - Complete disregard of corporate governance best practices.

Incumbents: History of Failure

- The Board has insignificant ownership of the Fund's stock.

- The Fund has long-term sub-par performance.

- NAV discount has never been addressed.

- Complete disregard of corporate governance best practices.

- Failure to repurchase shares when shares trade below NAV as stated in the prospectus.



Poor Long-Term Performance:
MGU Price Performance Since Inception

Stockholders paid $25.00 per share in the Fund's public offering. On May 25, 2012, MGU's closing price was $16.69.

*Chart does not reflect capital gains dividend of $3.98 per share paid on December 31, 2007.

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Poor Long-Term Performance:
Cumulative Market Return of MGU versus UTF and
S&P Global Infrastructure Index, (8/26/2005 to 3/30/2012)

MGU
UTF
S&P Global Infrastructure Index

Cumulative Returns	
MGU:	26.6%
UTF:	51.2%
S&P Global Infrastructure Index:	45.4%

Discounted Market Value

- Since inception, the Fund's average discount has been 12.2% and has been as high as 32.1%.

- While a modest discount to NAV is acceptable, the Fund's discount to NAV is excessive and punitive.

- **In fact, the Fund has been in the bottom 5% of all closed-end funds in terms of discount to NAV since its inception.**

Discounted Market Value

- **We believe the depth and persistence of this deep of a discount reflects the market's expectation that this Board will do nothing, ever, about it.**

  - The Fund assured investors in its prospectus that "[t]he Board may consider from time to time engaging in open market repurchases, tender offers for [Shares] or other programs intended to reduce the discount." We believe this is nothing more than a shoddy "bait and switch" tactic. To our knowledge, the Fund has never repurchased any of its shares.

  - If the Fund is among the worst in terms of average discount and, as the prospectus implies, the Board may repurchase shares, what does this say about the behavior and fiduciary responsibilities of the Board?

- **At every opportunity this Board chose to maximize fee income for management as opposed to maximizing returns, NAV and earnings per share for stockholders.**



MGU'S Discount to NAV Ranks In the Bottom 5% of Closed-End Funds: Weekly Percentile Rank Versus US-Listed CEFs

Options to Reduce the Discount

- Tender-Offers give long suffering shareholders the chance to get liquidity close to NAV.

- Open-Market Share Repurchases.
    - If the Board had instituted a plan to repurchase just 10% of the trading volume of the Fund's shares whenever the NAV discount was greater than 10%, by our calculation the Fund's NAV would be approximately 15% higher.
    - Additionally, as a result of income earned on the higher NAV, we estimate that the Fund's yearly EPS would actually increase after expenses by $0.12 per share.

    Why has the Board not proceeded with this clear action to create shareholder value? The Board only comments on possible increased expenses, yet ignores all other benefits.

Discount to NAV - A Workable Solution
Macquarie Global Infrastructure Total Return Fund (MGU)

Impact of Additional Share BuyBack on NAV

Percentage of volume purchased	Number of additional shares bought back	% of currently outstanding shares bought back	Weighted average buyback discount	% NAV accretion	NAV with buyback accretion
0%	-	0.00%	-16.54%	0.00%	$20.64
5%	4,153,036	23.98%	-16.54%	5.22%	$21.72
8%	6,644,857	38.37%	-16.54%	10.30%	$22.77
10%	**8,306,072**	**47.96%**	**-16.54%**	**15.24%**	**$23.79**
12%	9,967,286	57.56%	-16.54%	22.43%	$25.27
15%	12,459,107	71.95%	-16.54%	42.41%	$29.39

Impact of Additional Share BuyBack on Per-Share Return on Equity (ROE)

Percentage of trading volume purchased	$ NAV Accretion	Gross $ earnings increase ($ NAV Accretion x ROE)	Per-share expense increase	Net EPS increase after fees	EPS after buyback
0%	-	-	-	$0.000	$1.651
5%	$1.08	$0.086	$0.044	$0.042	$1.694
8%	$2.13	$0.170	$0.086	$0.084	$1.735
10%	**$3.15**	**$0.252**	**$0.128**	**$0.124**	**$1.775**
12%	$4.63	$0.370	$0.188	$0.182	$1.833
15%	$8.75	$0.700	$0.356	$0.345	$1.996

Basic assumptions

MGU NAV (4/12/2012)	$20.64
Expected portfolio ROE	8%
Base $/share ROE = NAV x Expected ROE	$1.651

This analysis assume the company buys back a fixed percentage (5%-15%) of the trading volume each day when the daily discount is 10% or greater. Buying back shares at a discount results in NAV accretion --- increased NAV per share.

The ROE analysis assumes an 8.0% base ROE (other ROE's provide similar results). Given an increased NAV per share and a positive expected return on that NAV, the expected ROE per share increases as well (= % NAV increase * ROE). This is only partially offset by per-share expense increases due to allocation of fixed costs over a smaller number of shares.

Discount to NAV – A Workable Solution

- In certain instances, as highlighted in a press release issued by the Putnam Funds, fund returns were increased by as much as 24% through repurchases.

	Contribution of Share Repurchases to Total Returns at Net Asset Value (10/25/05- 8/31/09)	Cumulative Total Returns (Including Share Repurchases) at Net Asset Value (10/25/05- 8/31/09)
Putnam High Income Securities Fund (NYSE: PCF)	2.00%	12.51%
Putnam Managed Municipal Income Trust (NYSE: PMM)	0.89%	3.77%
Putnam Master Intermediate Income Trust (NYSE: PIM)	2.03%	9.62%
Putnam Municipal Opportunities Trust (NYSE: PMO)	1.27%	8.18%
Putnam Premier Income Trust (NYSE: PPT)	2.68%	11.11%



Discount to NAV - A Workable Solution
Average Putnam CEF % Premium/Discount (8/3/07 to 5/25/12)

Putnam Premium/Discount Average is based off of **PCF, PMM, PIM, PMO** and **PPT**.



Discount to NAV - A Workable Solution
Premium/Discount of Macquarie Infrastructure Funds: MGU vs. MFD,
Same Manager, Different Boards

In February 2011, MFD (Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund) announced and implemented proactive measures (buyback, dividend increase) to reduce the discount. Since then, its discount has narrowed considerably versus MGU.

MGU's Misleading Statements and Half-Truths

MGU states in its May 18 letter to stockholders:

- "…the principal actions proposed by Western, which are designed to result in a quick trading profit for their hedge fund investors, would ultimately increase Fund expenses and disrupt the Fund's investment program."

- "The Fund's performance has been very positive. The Fund's three year market price total return (ending April 30, 2012) was 97.8%. The two year return was 34.2%, and the one year return was 1.5%. Over the same periods, the S&P Global Infrastructure Index, the index hand-picked by Western for comparison purposes in their filing, had three, two and one year returns of only 51.6%, 12.8% and -4.7%, respectively. "

- "The Fund's discount has been steadily narrowing. For periods ending April 30, 2012, the Fund has seen its discount shrink over each of the last three years – it has narrowed 8.3% over the last three years; 5.8% over the last two years; and 2.9% over the last year. The Board and Management believe that this reduction reflects the market's developing recognition of the multiple attractive characteristics of the Fund in the current economic environment. "

MGU deliberately fails to state the whole-truth and uses misleading facts to suggest success when in fact there is failure.

Create Value Through Corporate Democracy

- The Fund should be run for the **benefit of stockholders**, not to maximize management fees.
  - Eliminate undemocratic majority voting provision in contested elections.
  - Eliminate classified Board.
- Making the Board accountable to stockholders increases the chances the Fund will be managed for the benefit of stockholders.
- For example, the Board announced two dividend increases after Western's initial Schedule 13D filing.

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Ignorance of Corporate Governance Best Practices

- Institutional Shareholder Services Inc. and Glass, Lewis & Co., two leading proxy advisory firms, together with The Council of Institutional Investors **ALL** recommend plurality voting in contested elections.

- Institutional Shareholder Services Inc., Glass, Lewis & Co. and The Council of Institutional Investors **ALL** recommend declassified boards.

Ignorance of Corporate Governance Best Practices

- The Fund employs ISS to provide proxy voting recommendations, only to ignore them for its own corporate governance.

- **It is time for the Fund to bring its own procedures in line with the recommendations of both the investment community and corporate governance experts.**

Stockholders Deserve:

- A Board that represents them, not management.

- Directors whose interests are aligned with stockholders.

- Effective, engaged oversight of the fund manager.

- An amelioration of the persistent and overly deep discount to NAV at which the Fund's shares have historically traded.

- A fair price for their invested assets when they decide it is time to sell - especially if they choose to sell, or need to sell, when the stock has traded at as much as a 30% discount.

Our interests are aligned with all Stockholders

What we bring to the Board:

- Commitment to Good Governance and elimination of undemocratic bylaws.

- Ownership Representation in the Boardroom.

- Active, Engaged Advocacy.

- Talent, Expertise and Experience.

- **Focus on Improving Performance.**

  – Will explore replacing the Fund's current Board and investment manager with a team focused on maximizing shareholder value.

- **Focus on Delivering Full Value.**

  – **Accretive program of share repurchases and tender offers.**

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Our Nominee

- Highly Qualified
- Professional
- Accomplished
- Experienced

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Robert H. Daniels

Robert H. Daniels is an Emeritus Professor of Accounting at San Francisco State University, where he taught Tax and Business Law courses since 1983 and served as acting Department Chair, Director of the Graduate Tax Program and member of the University Budget Committee. Mr. Daniels' research interests include the problem of tax complexity and the prospects for simplification. Mr. Daniels also currently manages his own private tax consulting practice and has been a practicing California attorney since 1973. Mr. Daniels received his B.A. from Harvard College, with honors, a J.D. from Harvard Law School, with honors, and has an LLM in Taxation from Golden Gate University. Mr. Daniels' extensive accounting and tax knowledge and research and academic experience will provide valuable insight to the Board.

 Mr. Daniels has thirty years of experience as an investor in closed-end funds and has held positions in over 100 closed-end funds.

VOTE THE GOLD PROXY

VOTE FOR THE NOMINEE THAT IS COMMITTED TO THE REALIZATION OF FAIR VALUE THROUGH CORPORATE DEMOCRACY.

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